UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 26 April 2016

1st quarter 2016 financial information

Revenue increase buoyed by solid commercial performance

Objective of restated EBITDA growth in 2016 confirmed

•   The Group’s commercial activity in the 1st quarter of 2016 was very positive across all regions, both in very high-speed fixed and mobile broadband in Europe and in the development of mobile services in Africa and the Middle East.

The Group had 20 million 4G customers at 31 March 2016 (up 2.0x year on year) and 2.226 million fibre customers (up 2.1x in one year on a comparable basis).

In France, fixed broadband recorded 96,000 net additional sales in the 1st quarter, led by fibre (+115,000), which had 1.075 million customers at 31 March 2016. In mobile, net sales of consumer convergent offers continued to be very strong (+209,000), with Sosh withstanding the strong competitive pressure in Q1 at the low end of the market, adding +84,000 net sales. There were 8.7 million 4G customers at 31 March 2016, an increase of 92% year on year.

In Spain, fibre rose strongly with +211,000 net additions in the 1st quarter and 1.020 million customers at 31 March 2016 (up 3.2x in one year). 4G also increased sharply, with 5.8 million customers at 31 March 2016.

In Poland, net sales of mobile contracts remained high in the 1st quarter (+214,000). Similarly, Belgium recorded an increase in mobile contracts[1] for the fourth consecutive quarter.

In Africa and the Middle East, net mobile sales rebounded significantly in the 1st quarter (+1.6 million customers) after slowing in the 4th quarter of 2015. Africa and the Middle East had 111.9 million mobile customers at 31 March 2016 up 2.8% on a comparable basis, and Orange Money had 17.8 million customers (+34%).

•   First quarter 2016 revenues (10.009 billion euros) grew for the third consecutive quarter, up 0.6%, after rising 0.1% in the 4th quarter of 2015 and 0.5% in the 3rd quarter (comparable basis). Growth resumed in Spain (+1.8%) after nine consecutive quarters of decline, while the Belgium and Luxembourg segment rose 2.3% as in the 4th quarter of 2015, and the decline in mobile services in Poland was limited to 2.1%. The Enterprise segment increased 2.1%, led by IT and integration services, while growth continued to be strong in Africa and the Middle East, rising 4.4% in the 1st quarter. Meanwhile, revenues in France declined 0.7%, mostly due to the increased drop in national roaming.

•   Underlying operating performance increasing: excluding the impact of the employee shareholding operation[2], 1st quarter restated EBITDA rose 0.3% and the restated EBITDA margin fell 0.1 percentage points. Restated EBITDA for the 1st quarter of 2016 was 2.569 billion euros, a decrease of 1.6% on a comparable basis, while the restated EBITDA margin (25.7%) declined 0.6 percentage points. The Group confirms the objective for the full year of higher restated EBITDA in 2016 than in 2015 on a comparable basis.

•   CAPEX (1.457 billion euros in the 1st quarter of 2016) rose 10.4% on a comparable basis, in line with the Essentiels2020 strategic plan, representing 14.6% of revenues. CAPEX on fibre rose sharply, mainly in France. CAPEX related to mobile networks continued to be strong, in particular with the continued deployment of 4G and 4G+. At the same time, the programme to improve the customer experience expanded with the opening of new Smart Stores.

Commenting on the publication of the results for the 1st quarter of 2016, Stéphane Richard, Chairman and CEO of the Orange Group, stated:

"For the third consecutive quarter, Orange revenues have grown, again validating our strategy of differentiation through quality and investment. This is due to the strong commercial performance in all Group countries, particularly France, Spain, Belgium, Romania and the Africa and Middle East region as well as in the Enterprise market.

These good results are the fruit of our sustained investment efforts in very high-speed fixed and mobile broadband, in line with our Essentials2020 plan.

In Europe, we doubled the number of our 4G customers in just one year, reaching 20 million. We also reaffirmed our status as the leading fibre operator in Europe where we more than doubled the number of fibre customers to in excess of 2.2 million, principally driven by France and Spain with the successful integration of Jazztel.

During the quarter, we also continued the development of our operations in Africa by becoming an operator in Liberia, consolidating our presence in the Democratic Republic of the Congo and investing in Africa Internet Group, the e-commerce leader on the continent.

Very recently, we laid the foundations for our future mobile banking services by signing an agreement that will allow us to take a stake of 65% in Groupama Banque, which will become Orange Bank."

Key figures

	1st quarter 2016	1st quarter 2015 comparable basis	1st quarter 2015 historical basis	change	change
				comparable basis	historical basis
In millions of euros

Revenues	10 009	9 950	9 672	0.6%	3.5%
Of which:
France	4 691	4 725	4 722	(0.7)%	(0.7)%
Europe	2 534	2 524	2 324	0.4%	9.1%
Spain	1 189	1 168	928	1.8%	28.2%
Poland	642	670	699	(4.2)%	(8.1)%
Belgium & Luxembourg	309	302	302	2.3%	2.3%
Central European countries	395	384	396	2.8%	(0.1)%
Intra-Europe eliminations	(1)	(1)	(1)	-	-
Africa & Middle East	1 271	1 218	1 124	4.4%	13.1%
Enterprise	1 583	1 550	1 546	2.1%	2.4%
International Carriers & Shared Services	454	441	462	3.1%	(1.8)%
Intra-Group eliminations	(525)	(508)	(506)	-	-
Restated EBITDA*	2 569	2 611	2 521	(1.6)%	1.9%
As % of revenues	25.7%	26.2%	26.1%	(0.6)pt	(0.4)pt
CAPEX (excluding licenses)	1 457	1 320	1 190	10.4%	22.4%
As % of revenues	14.6%	13.3%	12.3%	1.3 pt	2.3 pt

* EBITDA restatements are described in appendix 2.

Henceforth, restated EBITDA excludes all income from the disposal of shares. The impact on restated EBITDA on both a comparable and an historical basis was +5 million euros for the 1st quarter of 2015, -16 million euros for the 1st half of 2015, and -8 million euros for the full year of 2015.

*

*       *

The Board of Directors of Orange SA met on 25 April 2016 and examined the Group's results at 31 March 2016.

The financial data and comparable basis data in this press release are unaudited.

More detailed information is available on the Orange website:

www.orange.com

Comments on key Group figures

Revenues

The Orange Group revenues were 10.009 billion euros in the 1st quarter of 2016, an increase of 0.6% on a comparable basis (+59 million euros), confirming the resumption of growth observed in the two previous quarters (+0.1% in the 4th quarter of 2015 and +0.5% in the 3rd quarter). The Group’s mobile services rose 0.9% in the 1st quarter of 2016 while fixed broadband services rose 4.7%, on a comparable basis.

In France, revenues declined 0.7% in the 1st quarter of 2016, mostly related to the more pronounced decline of national roaming. Excluding that impact, the mobile services trend improved in relation to the 4th quarter of 2015. At the same time, fixed broadband growth accelerated, led by fibre and TV content.

In the Europe zone, revenues rose 0.4% in the 1st quarter after falling 1.0% in the 4th quarter of 2015:

-  in Spain, revenue growth resumed (+1.8% in the 1st quarter of 2016) after nine consecutive quarters of decline, led by mobile services (+4.4%) and fixed broadband (+8.8%);

-  in Poland, the decline was limited to 4.2% in the 1st quarter of 2016. The mobile services trend
(-2.1%) was comparable to that of the 4th quarter of 2015, and mobile equipment sales continued to have strong growth;

-  Belgium & Luxembourg: revenues rose 2.3% in the 1st quarter, led by mobile services which climbed 2.9%;

-  the Central European countries grew 2.8% in the 1st quarter. Growth in Romania remained strong (+6.5%) and the trend improved in Slovakia with a modest decrease of 1.6%, while Moldova was down 6.5%.

In Africa and the Middle East, mobile services rose 5.1% in the 1st quarter of 2016 after rising 4.3% in the 4th quarter of 2015, principally led by Côte d’Ivoire, Mali, Egypt and Guinea.

Enterprise segment: revenues rose 2.1% in the 1st quarter of 2016, confirming the improvement observed over the previous three quarters. IT and integration services increased strongly (+8.6%), led by cloud computing and application services.

Customer base growth

The Group had 191.0 million mobile customers at 31 March 2016, a year-on-year increase of 2.9% on a comparable basis (+5.3 million net additions). Africa and the Middle East had 111.9 million mobile customers at 31 March 2016, an increase of 2.8% on a comparable basis (+3.0 million net additions).

In France, mobile contract customers rose 9.7% to 24.6 million, representing 86% of the mobile customer base at 31 March 2016 (+3.8 percentage points in one year). In the Europe zone, mobile contracts were up 6.4% year on year on a comparable basis to 31.7 million customers at 31 March 2016, representing 63% of the mobile customer base at that date (+2.6 percentage points in one year). The increase in contract customers in the Europe zone mainly related to Spain and Poland.

There were 17.8 million fixed broadband customers at 31 March 2016, a year-on-year increase of 2.9% on a comparable basis with 408,000 net additions in France and 202,000 in Spain. Fixed broadband subscribers included 2.226 million fibre subscribers at 31 March 2016 (up 2.1x in one year on a comparable basis), with 1.075 million in France and 1.020 million in Spain.

Digital TV services, over the Internet or by satellite, had 8.2 million customers at 31 March 2016, a year-on-year increase of +10.4% on a comparable basis.

Restated EBITDA

Restated EBITDA was 2.569 billion euros in the 1st quarter of 2016, a decrease of 1.6% on a comparable basis, while the restated EBITDA margin was 25.7%, down 0.6 percentage points in relation to the 1st quarter of 2015.

Restated EBITDA in the 1st quarter of 2016 was impacted in particular by the employee shareholding operation. Excluding that component (50 million euros), restated EBITDA rose 0.3% in the 1st quarter of 2016 with the restated EBITDA margin down 0.1 percentage points.

Operating costs in the 1st quarter of 2016 also included the impact in Belgium of the adoption of the IFRIC21 accounting standard[3] and the pylon tax increase, for a total of 19 million euros. The combination of other costs showed a modest increase of 32 million euros: 16 million euros related to UEFA Euro 2016, where Orange is an official partner, and increased content costs, particularly in Spain.

Other expenses were generally stable principally as a result of actions taken in connection with the Explore2020 plan to improve operational efficiency.

CAPEX

CAPEX was 1.457 billion euros in the 1st quarter of 2016, an increase of 10.4% in relation to the 1st quarter of 2015 on a comparable basis. The ratio of CAPEX to revenues was 14.6%, an increase of 1.3 percentage points compared with the 1st quarter of 2015.

Investments in fibre continued to rise strongly (+30% in relation to the 1st quarter of 2015 on a comparable basis). At 31 March 2016, 5.5 million households had fibre connectivity in France, a year-on-year increase of 39%. Spain had a total of 7.4 million households with fibre connectivity and confirmed its goal of 14 million households with connectivity by the end of 2020. In Poland, the fibre deployment programme accelerated; 818,000 households had fibre connectivity at 31 March 2016.

In 4G, the Group strengthened its leadership in France with 8,716 sites in service at 31 March 2016 providing coverage to 81% of the population; 4G+ deployment continued with 3,446 sites in service representing 40% of the 4G sites. At 31 March 2016, 4G coverage reached 87% of the population in Spain, 89% in Poland, 99% in Belgium, 72% in Romania, 65% in Slovakia and 85% in Moldova. In addition, 4G is deployed in Botswana, Jordan, Morocco, Mauritius, Cameroon, Guinea-Bissau and, more recently, Côte d’Ivoire.

Programmes to improve the customer experience continued, particularly in France where since the month of February the Paris-Lyon line of the high-speed TGV has 3G and 4G coverage. On the motorways, network quality was improved with eight motorways now covered by 3G+ or 4G.

Modernisation of the stores continued with the deployment of the new Smart Store concept in several countries: France, Spain (first opening), Poland, Romania (five stores now open), Slovakia (first opening) and Egypt (first opening).

With respect to investments in submarine cables, the SEA-ME-WE 5 cable (Southeast Asia / Middle East / Western Europe) reached land in France at Seyne-sur-Mer on 1 March for connection to Orange’s submarine cable station in Toulon. It will link France to Singapore and serve 17 countries. The cable is set to be commissioned in the 2nd half of 2016.

Changes in asset portfolio

In accordance with the agreement signed in February 2015, Orange and Deutsche Telekom finalised the sale in January 2016 of 100% of EE, their joint venture in the United Kingdom, to BT Group.

On 6 April 2016, the Group announced that it had acquired 100% of Cellcom, Liberia’s leading mobile operator in number of subscribers[4], through its subsidiary Orange Côte d’Ivoire.

Less than three months after signing an agreement with the Millicom group, Orange announced on 21 April 2016 that it had acquired 100% of the mobile operator Tigo in the Democratic Republic of the Congo (DRC), which represents strong growth potential for the Group.

The process of Orange’s acquisition of Airtel’s subsidiaries in Burkina Faso and Sierra Leone continues. Orange will acquire 100% of the shares of both companies and will carry out these transactions in partnership with its subsidiaries in Côte d’Ivoire and Senegal.

The Group strengthened its presence in Africa and the Middle East with the announcement on 5 April 2016 of the acquisition of an interest in Africa Internet Group, the e-commerce leader on the continent, which will enable Orange to benefit from the rapid development of the e-commerce market in Africa, particularly in the 12 countries where the two groups are present.

Orange also announced, on 15 April 2016, the acquisition through Orange Business Services of 100% of Lexsi, a European leader in cyber security specialising in Threat Intelligence Services.

On 22 April 2016, Orange and Groupama announced they had signed an agreement to develop an innovative, 100% mobile banking service. The agreement follows exclusive negotiations between the two groups since January and will take the form of Orange’s acquisition of 65% of the share capital of Groupama Banque, which will then become Orange Bank.

2016 outlook

Orange confirms that restated EBITDA will be higher for the full year 2016 than in 2015 on a comparable basis. This objective will be supported by continued efforts to reduce the cost structure.

The Group also confirms the objective of a ratio of net debt to EBITDA of around 2x in the medium term to preserve Orange’s financial strength and investment capacity.

Within this framework, the Group is pursuing a policy of selective acquisitions by concentrating on markets in which it is already present.

The Group further confirms the payment of a dividend of 0.60 euros per share for 2015[5]. An interim dividend for 2015 of 0.20 euros per share was paid on 9 December 2015 and the balance of 0.40 euros per share will be paid on 23 June[6].

The Group plans to pay a dividend of 0.60 euros per share for 20165. An interim dividend for 2016 of 0.20 euros per share should be paid in December.

Review by operating segment

France

In France, revenues declined 0.7% in the 1st quarter of 2016, mostly related to a more pronounced downturn in national roaming.

Mobile services declined 2.4% in the 1st quarter of 2016, a pace comparable to that of the full year of 2015 (-2.2%). Excluding national roaming, mobile services improved, reflected by the evolution in ARPU, which saw a limited decline of -0.7% in the 1st quarter of 2016 after falling 1.3% in the 4th quarter of 2015. The impact of the rapid growth of SIM-only offers (55% of consumer contracts at 31 March 2016, versus 39% one year earlier) was offset by the favourable impact of continuing growth of the contract customer base despite strong competitive pressures in the consumer market in the 1st quarter of 2016.

Net sales of Open offers continued to be high, rising 182,000 after increasing 233,000 in the 4th quarter of 2015. Similarly, Sosh had an additional 84,000 net sales in the 1st quarter after rising 121,000 in the 4th quarter of 2015. In all, the contract customer base[7] (20.305 million customers) increased 2.7% year on year. In parallel, there were 8.7 million 4G customers at that same date (x1.9 in one year).

Fixed services were slightly improved in the 1st quarter of 2016 (+0.1%) after a decrease of 0.9% in the 4th quarter of 2015. The growth of fixed broadband services accelerated (+4.2% in the 1st quarter of 2016 after rising 3.2% in the 4th quarter of 2015), led by customer base growth and the increasing share of fibre and premium offers (Play and Jet offers). The fixed broadband customer base held 10.830 million subscribers at 31 March 2016 (+3.9% in one year). It included 1.075 fibre subscribers at that date, versus 638,000 one year earlier (+69%). Meanwhile, convergent offers represented 49.6% of the fixed broadband customer base at 31 March 2016, versus 45.9% one year earlier.

Traditional telephony continued its downward trend (-9.4%) in the 1st quarter of 2016, while fixed services to carriers rose 1.5%.

Europe

The Europe zone’s revenues climbed 0.4% in the 1st quarter of 2016 after falling 1.0% in the 4th quarter of 2015 on a comparable basis.

The improvement was mainly in Spain, with growth of 1.8% in the 1st quarter of 2016 after a decline of 0.7% in the 4th quarter of 2015. The Belgium & Luxembourg segment rose 2.3%, continuing the positive trend of the previous quarters. Similarly, the Central European countries increased 2.8% in the 1st quarter of 2016, led by Romania, while the revenue decline in Poland slowed (-4.2% after falling 5.1% in the 4th quarter of 2015).

Across the Europe zone, mobile services revenues rose 2.3% in the 1st quarter of 2016 after remaining stable in the 4th quarter of 2015. They benefitted notably from the strong growth of the contract customer base (+6.4% at 31 March 2016 year on year on a comparable basis). At the same time, fixed broadband revenue growth accelerated (+5.7% in the 1st quarter of 2016 after rising 3.6% in the 4th quarter of 2015), led by the rapid growth of fibre in Spain.

Spain

Revenue growth resumed in Spain after nine consecutive quarters of decline. The 1st quarter of 2016 saw an increase of 1.8% after declines of 0.7% in the 4th quarter of 2015, 1.7% in the 3rd quarter and 3.8% in the 1st half (comparable basis).

This change reflects the gradual recovery of mobile services, which rose 4.4% in the 1st quarter of 2016 after rising 0.7% in the 4th quarter of 2015, following decreases of 2.7% in the 3rd quarter and 8.1% in the 1st half. It benefitted in particular from the new richer contract offers launched at the end of 2015 in connection with 4G deployment, which helped improve ARPU. There were 5.8 million 4G customers at 31 March 2016, a doubling of the 4G customer base in one year.

Contracts customer numbers continued to grow (12.2 million customers at 31 March 2016, a year-on-year increase of 5.6% on a comparable basis), while prepaid offers (3.2 million customers) remained stable year on year (-0.6%).

In addition, revenues with the MVNOs and from network sharing rose sharply in the 1st quarter of 2016 (+35.7% and +28.0% respectively).

Fixed services rose 5.0% in the 1st quarter of 2016 on a comparable basis. Revenue growth in fixed broadband accelerated, reaching 8.8% in the 1st quarter of 2016 after rising 6.6% in the 4th quarter of 2015.

Fixed broadband had a total of 3.797 million customers at 31 March 2016, a year-on-year increase of 5.6% on a comparable basis. In particular, fibre grew very rapidly (up 3.2x in one year) with 1.020 million customers at that date representing 27% of the fixed broadband customer base.

Internet TV services (IPTV) also grew quickly, with 365,000 customers at 31 March 2016 (up 2.8x in one year), led by content offers, in particular football championship broadcasts. Meanwhile, convergent offers represented 81.7% of the fixed broadband customer base at 31 March 2016 (+3.7 percentage points in one year).

Poland

Revenues in Poland posted a decline limited to 4.2% in the 1st quarter of 2016 on a comparable basis, after falling 5.1% in the 4th quarter of 2015. They benefitted in particular from stronger growth in mobile equipment sales (+39.6% in the 1st quarter of 2016), led by sales under the instalment payment plan.

Mobile services declined 2.1% in the 1st quarter of 2016, a pace comparable to that of the 4th quarter of 2015 (-1.9%). Commercial momentum continued to be very strong, with 214,000 net contract sales over the quarter. The total contract customer base grew 11.0% year on year (+849,000 net sales). Mobile broadband services (contract and prepay Internet dongles) increased sharply (+40% year on year), and 4G had 2.4 million customers at 31 March 2016 (up 2.6x in one year). Meanwhile, the number of convergent offers rose 30% year on year, with 766,000 customers at 31 March 2016.

Fixed services fell 8.7% in the 1st quarter of 2016 after declining 8.5% in the 4th quarter of 2015. The erosion of the broadband customer base (2.079 million customers at 31 March 2016) was limited to 5.4% year on year (after declining 6.1% at the end of December 2015), thanks to the rapid development of offers for very high-speed broadband[8], which had a total of 366,000 customers at 31 March 2016 (+77% year on year), including 27,000 fibre customers.

Fixed broadband revenues in the 1st quarter of 2016 were nevertheless impacted by ADSL price reductions, falling 6.9% in the 1st quarter of 2016 after declining 5.0% in the 4th quarter of 2015. Traditional telephony declined 12.6% after falling 11.4% the 4th quarter of 2015.

Belgium & Luxembourg

Revenues in Belgium and Luxembourg confirmed the resumption of growth begun in the 2nd half of 2015 with an increase of 2.3% in the 1st quarter of 2016, the same as that of the 4th quarter of 2015. The increase in the 1st quarter of 2016 was generated by mobile services, which rose 2.9%.

The mobile contract customer base[9] (2.3 million customers at 31 March 2016) increased 2.9% year on year, representing 65,000 net contract additions, of which 11,000 were added in the 1st quarter of 2016 (8,400 in Belgium), and rapid growth continued in 4G with 1.1 million customers at 31 March 2016 (x1.8 in one year).

Contract ARPU in Belgium rose 3.3% at 31 March 2016, led by the success of richer offers and the development of data services.

The MVNO customer base (1.8 million customers at 31 March 2016) increased 6.2% year on year.

Ahead of the launch of the Orange brand in Belgium, planned for 9 May, Mobistar announced on 15 February of this year the gradual geographic deployment of convergent offers using regulated access to cable networks. Mobistar already had more than 5,000 pilot users of these new offers at the end of March 2016.

Central European countries

Revenues in the Central European countries rose 2.8% in the 1st quarter of 2016 on a comparable basis, a pace similar to that of the 4th quarter of 2015 (+2.9%).

Revenues in Romania grew 6.5% in the 1st quarter of 2016, led by an upturn in mobile services and, to a lesser extent, by increased fixed satellite television services and mobile equipment sales. Following the signature of a network sharing agreement with Romania Telekom, Orange will soon be able to launch very high-speed convergent offers in urban areas.

In Slovakia, the revenue downturn was limited to 1.6%, thanks to the favourable trend in mobile services and the growth of fixed services (fixed broadband and carrier services). The decline in Moldova continued (-6.5% in the 1st quarter of 2016), reflecting decreased incoming international traffic and the slowing of mobile equipment sales.

The Central European countries had a mobile customer base of 15.0 million customers at 31 March 2016. Contract customer numbers (7.9 million customers) increased 4.5% year on year on a comparable basis, representing more than half (52.7%) of the mobile customer base at 31 March 2016 (+3.5 percentage points year on year). At that date, Slovakia had 156,000 fixed broadband customers (+14.1% year on year). The number of satellite television services customers in Romania (294,000 at 31 March 2016) rose 54.5% in one year.

Africa & Middle East

Revenues in the Africa & Middle East segment rose 4.4% in the 1st quarter of 2016 on a comparable basis. Mobile services increased 5.1%, led by Côte d’Ivoire, Mali, Egypt and Guinea. In particular, data services rose sharply (+42% in relation to the 1st quarter of 2015) with the deployment of 3G and 4G. Seven countries in the Africa & Middle East segment are already marketing 4G. At the same time, Orange Money revenues rose 53%. Orange Money had 17.8 million customers at 31 March 2016, an increase of 34% year on year.

The mobile customer base comprised 111.9 million customers at 31 March 2016, a year-on-year increase of 2.8% on a comparable basis (+3.0 million customers). The principal contributors to customer base growth were Côte d'Ivoire, Guinea and Cameroon.

Enterprise

Revenue growth resumed in the Enterprise segment in the 1st quarter of 2016 (+2.1%) after falling 0.4% in the 4th quarter of 2015 (comparable basis). Revenues benefitted from the slowing decline of legacy voice and data services, the recovery in IT and integration services, and a favourable 2015 base effect, the 1st quarter of last year having been impacted by a downturn in revenues (-3.4%).

Voice services fell slightly in the 1st quarter of 2016 (-2.3%), reflecting the slowdown in the decline of traditional telephony, while other voice services (voice over IP, customer relations and audioconferencing services) grew in relation to the 1st quarter of 2015.

Data services also rose in the 1st quarter of 2016 (+0.4%), with a good international performance. Revenues from IPVPN subscribers rose 2.3%, while the decline of legacy data services slowed.

IT and integration services rose sharply (+8.6% in the 1st quarter of 2016 after rising 3.6% in the 4th quarter of 2015), particularly internationally (Americas and Asia-Pacific). The recovery was also tied to cloud computing, which had growth of 20.9% in the 1st quarter of 2016 after rising 7.0% in the 4th quarter of 2015.

International Carriers & Shared Services

Revenues in the International Carriers and Shared Services segment rose 3.1% in the 1st quarter of 2016 on a comparable basis, led by the growth of the Viaccess subsidiary with the TV decoder access card replacement programme, revenues from the laying and servicing of submarine cables and, to a lesser extent, increased content services, in particular OCS and Orange Studio.

Schedule of upcoming events

• 26 July 2016: 1st half 2016 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com Caroline Simeoni caroline.simeoni@orange.com financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Constance Gest
constance.gest@orange.com

Luca Gaballo
luca.gaballo@orange.com

Caroline Maury
caroline.maury@orange.com

Samuel Castelo

samuel.castelo@orange.com

Didier Kohn
didier.kohn@orange.com

All press releases are available on the following websites:

www.orange.com; www.orange.es; www.orange-ir.pl; www.mobistar.be; www.orange-business.com

Disclaimer

This press release contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange’s strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, Orange’s ability to withstand intense competition in mature markets and business activities, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk, risks related to information and communications technology systems generally, including networks or software failures due to cyberattacks, damage to networks caused by natural disasters, voluntary acts or other reasons, loss or disclosure to third parties of customers data, health concerns surrounding telecommunications equipment and devices, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document and in the annual report on Form 20-F filed on April 4, 2016 with, respectively, the French Autorité des Marchés Financiers (AMF) and the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: revenues by operating segment

	1st quarter	1st quarter	1st quarter	change	change
	2016	2015	2015	comparable	historical
		comparable basis	historical basis	basis	basis
In millions of euros				(in %)	(in %)

France	4 691	4 725	4 722	(0.7)%	(0.7)%
Mobile services	1 809	1 854	1 854	(2.4)%	(2.4)%
Mobile equipment sales	165	149	149	11.2%	11.2%
Fixed services	2 581	2 578	2 578	0.1%	0.1%
Fixed services retail	1 592	1 604	1 604	(0.7)%	(0.7)%
Fixed wholesale	988	974	974	1.5%	1.5%
Other revenues	136	144	141	-	-
Europe	2 534	2 524	2 324	0.4%	9.1%
Mobile services	1 501	1 467	1 471	2.3%	2.0%
Mobile equipment sales	219	229	219	(4.5)%	0.2%
Fixed services	779	783	593	(0.6)%	31.2%
Other revenues	36	45	40	-	-
Of which:
Spain	1 189	1 168	928	1.8%	28.2%
Mobile services	616	590	569	4.4%	8.2%
Mobile equipment sales	119	140	127	(15.1)%	(6.7)%
Fixed services	454	433	230	5.0%	97.1%
Other revenues	0	6	1	-	-
Poland	642	670	699	(4.2)%	(8.1)%
Mobile services	306	312	326	(2.1)%	(6.3)%
Mobile equipment sales	44	32	33	39.6%	34.1%
Fixed services	273	299	312	(8.7)%	(12.3)%
Other revenues	19	27	28	-	-
Belgium & Luxembourg	309	302	302	2.3%	2.3%
Mobile services	254	247	247	2.9%	2.9%
Mobile equipment sales	31	32	32	(3.7)%	(3.7)%
Fixed services	18	21	21	(13.8)%	(13.8)%
Other revenues	6	2	2	-	-
Central European countries	395	384	396	2.8%	(0.1)%
Mobile services	326	318	330	2.5%	(1.1)%
Mobile equipment sales	25	26	26	(1.9)%	(4.0)%
Fixed services	33	30	30	9.2%	9.1%
Other revenues	10	10	9	-	-
Intra-Europe eliminations	(1)	(1)	(1)	-	-
Africa & Middle East	1 271	1 218	1 124	4.4%	13.1%
Mobile services	1 038	987	899	5.1%	15.4%
Mobie equipment sales	19	17	17	10.8%	14.2%
Fixed services	192	190	185	1.2%	4.0%
Other revenues	22	24	24	-	-
Enterprise	1 583	1 550	1 546	2.1%	2.4%
Voice services	378	386	386	(2.3)%	(2.1)%
Data services	710	707	724	0.4%	(1.9)%
IT and Integration services	496	457	436	8.6%	13.7%
International Carriers & Shares Services	454	441	462	3.1%	(1.8)%
International Carriers	378	375	375	0.7%	0.8%
Shared Services	76	66	88	16.6%	(12.8)%
Intra-Group eliminations	(525)	(508)	(506)	-	-
Group total	10 009	9 950	9 672	0.6%	3.5%

Appendix 2: analysis of restated consolidated EBITDA

	1st quarter	1st quarter	change
	2016	2015	comparable
		comparable basis	basis
In millions of euros			(in %)

Revenues	10 009	9 950	0.6%
External purchases	(4 366)	(4 341)	0.6%
in % of revenues	43.6%	43.6%	0.0 pt
Of which:
Purchases from and fees paid to carriers	(1 339)	(1 324)	1.1%
as % of revenues	13.4%	13.3%	0.1 pt
Other network expenses and IT costs	(737)	(698)	5.5%
as % of revenues	7.4%	7.0%	0.3 pt
Overheads, property, other external expenses and capitalised production	(746)	(802)	(7.0)%
as % of revenues	7.4%	8.1%	(0.6) pt
Commercial expenses and content purchases	(1 545)	(1 516)	1.9%
as % of revenues	15.4%	15.2%	0.2 pt
Labour expenses*	(2 217)	(2 181)	1.7%
as % of revenues	22.1%	21.9%	0.2 pt
Other operating income and expenses*	(857)	(817)	4.8%
Restated EBITDA*	2 569	2 611	(1.6)%
as % of revenues	25.7%	26.2%	(0.6) pt

* EBITDA restatements relate in particular to the following exceptional events:

In the 1st quarter of 2016:

-   net proceeds from various disputes in the amount of 39 million euros;

-   a restructuring expense in the amount of 113 million euros;

-   an expense of 30 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses.

In the 1st quarter of 2015:

-   an expense in the amount of 71 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-   a restructuring expense in the amount of 14 million euros;

-   a net expense of 23 million euros for various disputes.

Appendix 3: key performance indicators

	03/31/16	03/31/15
Orange Group		historical basis
Total number of customers* (millions)	252.211	246.918
Mobile customers* (millions)	191.049	188.184
- of which contract customers (millions)	65.632	65.976
Fixed broadband customers (millions)	17.776	16.134
IPTV and satellite TV customers (millions)	8.182	7.414
France
Mobile services
Number of customers* (millions)	28.612	27.280
- of which contract customers (millions)	24.581	22.412
Total ARPU (euros)	22.4	22.6
Fixed services
Number of fixed line subscribers (millions)	16.149	16.431
Number of broadband customers (millions)	10.830	10.421
Broadband market share at end of period (%)	40.0**	39.8
Broadband ARPU (euros)	33.0	33.2
Number of IPTV and satellite TV customers (millions)	6.579	6.163
Number of wholesale lines (millions)	13.993	13.863
Europe***
Mobile services
Number of customers* (millions)	50.573	48.185
- of which contract customers (millions)	31.731	28.158
Number of MVNO customers (millions)	3.455	5.142
Fixed services
Number of fixed lines (millions)	8.993	7.790
Number of broadband customers (millions)	6.070	4.389
Spain
Mobile services
Number of customers* (millions)	15.388	12.768
- of which contract customers (millions)	12.156	9.568
Total ARPU (euros)	13.5	15.0
Number of MVNO customers (millions)	1.629	3.419
Fixed services
Number of broadband customers (millions)	3.797	2.015
Broadband ARPU (euros)	30.1	27.6
Poland
Mobile services
Number of customers* (millions)	16.265	15.518
- of which contract customers (millions)	8.576	7.727
Total ARPU (PLN)	30.0	31.1
Fixed services
Number of fixed lines (millions)	5.025	5.571
Number of broadband customers (millions)	2.079	2.198
Number of IPTV and satellite TV customers (thousands)	798	756
Broadband ARPU (PLN)	61.0	60.5

* Excluding customers of MVNOs
** Company estimate.
*** Europe: Spain, Poland, Belgium & Luxembourg, and Central European countries
	03/31/16	03/31/15
Belgium & Luxembourg
Mobile services
Number of customers* (millions)	3.909	3.891
- of which contract customers (millions)	3.088	3.019
Total ARPU - Belgium (euros)	24.0	23.7
Number of MVNO customers (millions)	1.819	1.712
Fixed services
Number of telephone lines (thousands)	171	204
Number of broadband customers (thousands)	34	36
Central European countries
Mobile services
Number of customers* (millions)	15.012	16.008
- of which contract customers (millions)	7.911	7.846
Fixed services
Number of broadband customers (thousands)	160	140
Africa & Middle East
Mobile services
Number of customers* (millions)	111.864	100.552
- of which contract customers (millions)	9.319	7.929
Fixed services
Total number of telephone lines (thousands)	1 142	1 205
Number of broadband customers (thousands)	877	881
Enterprise
France
Number of legacy telephone lines (thousands)	2 928	3 092
Number of IP-VPN accesses (thousands)	294	294
Number of XoIP connections (thousands)	91	88
World
Number of IP-VPN accesses worldwide (thousands)	349	346
* Excluding customers of MVNOs

The customer base of the Orange Group at 31 March 2015 on an historical basis included 50% of the EE customer base, which was consolidated into the Group's customer base. Orange and Deutsche Telekom finalised the sale of EE to BT Group in January 2016.

Appendix 4: glossary

Key figures

Comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation. This indicator corresponds to operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before impairment of goodwill and asset impairment, and before income from associates. EBITDA is one of the operational profitability indicators used by the Group to steer and evaluate the results of its operating segments and to implement its investment and resource allocation strategy. EBITDA is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by the same name in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by the same name in other companies.

Mobile services

Revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

Mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services and visitor roaming over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as monthly revenues per customer.

Roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

Fixed services

Includes include traditional fixed telephony, fixed broadband services, enterprise solutions and networks[10] and carrier services (notably national and international interconnections, unbundling and wholesale telephone line rentals).

Fixed broadband ARPU (ADSL, FTTH, satellite and WiMAX): the average revenues per user (ARPU) of broadband services per year are calculated by dividing the revenues generated by retail broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per access.

[1] Excluding machine-to-machine.

[2] Ambition 2016 programme.

[3] The IFRIC21 accounting standard recognises tax expenses as from January 1st of the year; this change in accounting method is neutral for the full year.

[4] At the end of December 2015.

[5] Subject to the approval of the Annual General Meeting of shareholders.

[6] The ex-dividend date is set at 21 June 2016 and the record date at 22 June 2016.

[7] Excluding machine-to-machine.

[8] Fibre and VDSL subscribers.

[9] Excluding machine-to-machine contracts.

[10] With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: April 26, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations